FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from June 1, 2022 to June 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 14, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from June 1, 2022 to June 30, 2022 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on July 14, 2022]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of June 30, 2022

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2022) (Period of repurchase: from May 17, 2022 to March 31, 2023 (excluding the ten business days following the announcement of each quarterly financial results))		50,000,000	30,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) June 1 June 2 June 3 June 6 June 7 June 8 June 9 June 10 June 13 June 14 June 15 June 16 June 17 June 20 June 21 June 22 June 23	1,231,400 1,231,400 1,231,400 1,315,700 1,315,700 1,315,700 1,315,700 1,315,700 1,916,300 1,916,300 1,916,300 1,916,300 1,916,300 1,933,700 1,751,300 1,933,700 1,933,700	629,935,500

631,629,650

629,852,300

664,339,570

670,653,540

661,902,760

661,806,300

651,802,930

937,351,850

930,015,060

941,595,660

954,384,590

934,437,690

943,655,880

867,887,950

961,997,670

968,896,260

Total	—	27,406,600	13,642,145,160

Aggregate shares repurchased as of the end of this reporting month		46,958,200	23,207,876,130

Progress of share repurchase (%)		93.9	77.4

2.	Status of disposition

as of June 30, 2022

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) June 8 June 16	19 79	9,758 39,594

Subtotal	—	98	49,352

Other (exercise of stock acquisition rights)	(Date) June 1 June 7 June 10 June 14 June 22 June 23 June 28 June 30	30,200 10,100 6,100 3,900 2,400 2,300 2,000 4,600	30,200 10,100 6,100 3,900 2,400 2,300 2,000 4,600

Subtotal	—	61,600	61,600

Other (delivery of shares under Restricted Stock Units plan)	(Date) —	—	—

Subtotal	—	—	—

Total	—	61,698	110,952

3.	Status of shares held in treasury

as of June 30, 2022

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,233,562,601
Number of shares held in treasury	229,333,336

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on or before June 30, 2022.